Exhibit 12.1

Discover Financial Services

Computation of Ratio of Earnings to Fixed Charges and Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	For the Three Months Ended March 31,		For the Calendar Ended December 31,		For the One Month Ended December 31,	For the Years Ended November 30,
	2015	2014	2014	2013	2012	2012	2011	2010	2009
Earnings:

Income before income tax expense	$908	$1,022	$3,694	$3,944	$274	$3,753	$3,511	$1,269	$2,121
Losses from unconsolidated investees	13	8	29	18	1	12	5	4	3

Total Earnings	921	1,030	3,723	3,962	275	3,765	3,516	1,273	2,124
Fixed Charges: [1]
Total interest expense	300	270	1,134	1,146	103	1,331	1,485	1,583	1,251
Interest factor in rents	1	1	5	5	1	6	5	5	5

Total fixed charges	301	271	1,139	1,151	104	1,337	1,490	1,588	1,256
Combined Fixed Charges and Preferred Stock Dividends: [1]
Total interest expense	300	270	1,134	1,146	103	1,331	1,485	1,583	1,251
Interest factor in rents	1	1	5	5	1	6	5	5	5
Preferred stock requirements	14	15	60	60	—	—	—	39	73

Total combined fixed charges and preferred stock dividends	315	286	1,199	1,211	104	1,337	1,490	1,627	1,329

Earnings before income tax expense and fixed charges	$1,222	$1,301	$4,862	$5,113	$379	$5,102	$5,006	$2,861	$3,380

Earnings before income tax expense and combined fixed charges and preferred stock dividends	$1,236	$1,316	$4,922	$5,173	$379	$5,102	$5,006	$2,900	$3,453

Ratio of earnings to fixed charges	4.1	4.8	4.3	4.4	3.6	3.8	3.4	1.8	2.7
Ratio of earnings to combined fixed charges and preferred stock dividends	3.9	4.6	4.1	4.3	3.6	3.8	3.4	1.8	2.6

[1]	Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements.